Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NEXT Semiconductor Technologies, Inc.
4115 Sorrento Valley Blvd
San Diego, CA 92121
https://www.nextsemi.com/

Up to $1,234,995.44 in Series E Preferred Stock at $2.98
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: NEXT Semiconductor Technologies, Inc.
Address: 4115 Sorrento Valley Blvd, San Diego, CA 92121
State of Incorporation: DE
Date Incorporated: August 11, 2020

Terms:

Equity

Offering Minimum: $124,000.00 | 41,611 shares of Series E Preferred Stock
Offering Maximum: $1,234,995.44 | 414,428 shares of Series E Preferred Stock
Type of Security Offered: Series E Preferred Stock
Purchase Price of Security Offered: $2.98
Minimum Investment Amount (per investor): $497.66

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Perk

As an exclusive member of NEXT Semiconductor's community you are eligible for 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ | Exclusive webinar on the future of SoCs with the CEO - 2% bonus shares

Tier 2 Perk: Invest $5,000+ | Invitation to an annual tech roundtable discussion + 5% bonus shares

Tier 3 Perk: Invest $10,000+ | Private factory tour and product demo session + 8% bonus shares

Tier 4 Perk: Invest $20,000+ | Invitation to a product launch event + 10% bonus shares

Tier 5 Perk: Invest $50,000+ | Name a prototype series + annual VIP updates from the engineering team + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

NEXT Semiconductor, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed E Preferred Stock at $3.16 / share, you will receive 110 shares of Series Seed E

Preferred Stock, meaning you'll own 110 shares for $316. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

NEXT Semiconductor is a fabless semiconductor company specializing in high-reliability edge-processing System-on-Chip (SoC) technology for Satellite Communications (SatCOM), drones, autonomous vehicles, and LiDAR applications. With a leadership team from Broadcom, Qualcomm, and MaxLinear, the company develops custom SoC solutions that integrate analog sensors and digital processors for power-efficient, high-performance applications.

Intellectual Property

The company has 32 issued patents.

Competitors and Industry

Industry

The global semiconductor market is rapidly evolving, with a strong push toward custom high-performance chips for wireless communication, AI, and autonomy. The Satellite Communications (SatCOM) market alone is expected to quadruple from $8 billion to $40 billion by 2030, fueled by the demand for secure, global connectivity and a 10x reduction in satellite launch costs. Similarly, the drone and LiDAR markets are expanding with autonomous vehicle advancements and AI-powered perception systems in defense, industrial, and automotive sectors.

Competitors

NEXT Semiconductor competes against traditional semiconductor giants and defense-focused chip providers, including:

- MaxLinear – Offers SatCOM and broadband RF solutions.

- Broadcom – Produces communication chips, but lacks specialization in low-power SoCs for SatCOM.

- Qualcomm – Focuses on mobile and automotive chips but does not have dedicated satellite-focused SoCs.

- Lockheed Martin & Cobham – Defense contractors that develop SatCOM technology but rely on legacy hardware rather than next-gen SoCs.

We believe NEXT Semiconductor differentiates itself by developing custom, high-reliability SoCs that solve the Size, Weight, Power & Cost (SWaP+C) constraints in next-gen SatCOM, drone, and LiDAR applications. Unlike competitors, NEXT directly integrates analog sensors with digital processors in a monolithic solution, providing better performance at lower power and cost.

Current Stage and Roadmap

Current Stage

NEXT Semiconductor is in the growth stage, having already achieved:

- Positive EBITDA in 2024 with revenue-generating projects.

- 32 issued patents, showcasing a decade of R&D and innovation.

- Completed silicon prototypes that outperform traditional hardware solutions.

- Active contracts with a leading defense prime and a commercial client developing space-qualified antenna processors and LiDAR processors.

- Revenue of nearly $5M in 2024, with expectations to exceed $8M in 2025 (subject to execution of current roadmap).

We believe with a proven business model that combines custom chip development with high-margin product sales, NEXT is on a clear trajectory toward market leadership in SatCOM, autonomous vehicles, and AI-driven sensing applications.

Future Roadmap

NEXT Semiconductor aims to scale its growth and solidify its position as a leader in high-reliability SoC technology. Key milestones include:

Short-Term (2024 - 2025)

- Expand engineering & design team to accelerate SoC product development.

- Increase revenue to $8M+ in 2025 by securing additional SatCOM and LiDAR projects.

- Strengthen partnerships with commercial and defense clients.

- Develop prototype systems to demonstrate SoC products to new markets.

Mid-Term (2026 - 2027)

- Ramp up SoC production for SatCOM and autonomous vehicles.

- Secure large-scale contracts for satellite constellations and defense applications.

- Expand into adjacent markets, including AI-powered edge computing for aerospace and automotive industries.

Long-Term (2028 and Beyond)

- Establish NEXT as the go-to provider for low-power, high-performance SoCs in SatCOM, drones, and autonomous systems.

- Achieve high-margin (>80%) recurring revenue through commercial SoC deployments.

We believe NEXT Semiconductor is positioned for strong growth in the $40B+ SatCOM, drone, and LiDAR markets, with an experienced team, active contracts, and a proven roadmap to scale and be part of these high-growth sectors.

The Team

Officers and Directors

Name: Lucien Riddle Fouke III

Lucien Riddle Fouke III 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: July, 2023 - Present
  Responsibilities: I am involved in every aspect day to day operations.

- Position: CEO
  Dates of Service: June, 2024 - Present
  Responsibilities: I am involved in every aspect day to day operations.

Other business experience in the past three years:

- Employer: American Research Capital, LLC
  Title: CEO and Co-Founder
  Dates of Service: July, 2023 - Present
  Responsibilities: Managed day to day operations

Name: Robert Polson Kummer

Robert Polson Kummer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member & CFO
  Dates of Service: July, 2023 - Present

Responsibilities: I manage the finance and administrative aspects of the company.

Other business experience in the past three years:

- Employer: American Research Capital, LLC
  Title: Managing Member & CFO
  Dates of Service: June, 2014 - Present
  Responsibilities: I manage the finance and administrative aspects of the business.

Name: Michael Steven Kappes

Michael Steven Kappes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President
  Dates of Service: September, 2023 - Present
  Responsibilities: Business development strategy. Salary: $250,000

Other business experience in the past three years:

- Employer: IQ-Analog Corporation
  Title: CEO
  Dates of Service: January, 2005 - September, 2023
  Responsibilities: Executive leadership in all business and engineering aspects of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series E Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series E Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Reliance on Key Staff

We rely on highly trained engineers to design, develop, test, and market our products. The market for such personnel is highly competitive. We have no assurance of our ability to retain staff or to attract personnel required to support our planned growth on economic terms. The loss of key personnel for any reason could adversely affect our ability to execute our existing and/or planned business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
American Research Capital, LLC (100% Owned by Luke & Robert)	5,150,000	Series C Preferred Stock	40.0%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 414,428 of Series E Preferred Stock.

Common Stock

The amount of security authorized is 14,650,000 with a total of 1 outstanding.

Voting Rights

One vote per share, subject to all voting rights held by Series B Preferred while outstanding.

Material Rights

There are no material rights associated with Common Stock.

Series A Preferred Stock

The amount of security authorized is 2,375 with a total of 2,375 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

Series A Preferred Stock has a liquidation preference of $1,000 per share subordinate to all other series of preferred stock. There is no right to convert to common stock.

Series B Preferred Stock

The amount of security authorized is 7,500 with a total of 7,500 outstanding.

Voting Rights

Holds all voting rights while outstanding.

Material Rights

Series A Preferred Stock has a liquidation preference of $1,000 per share subordinate to preferred stock Series C through E. There is no right to convert to common stock.

Series C Preferred Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

There are no voting rights associated with Series C Preferred Stock.

Material Rights

The total amount outstanding includes 1,633,750 of shares to be issued pursant to stock options, reserved but unissued."

Series C Preferred Stock has a liquidation preference of $2.50 per share subordinate to preferred stock Series D through E and is convertible to common stock on a 1-for-1 basis.

Series D Preferred Stock

The amount of security authorized is 2,775 with a total of 2,775 outstanding.

Voting Rights

There are no voting rights associated with Series D Preferred Stock.

Material Rights

Series D Preferred Stock has a liquidation preference of $1,000 per share subordinate to Series E Preferred Stock and is convertible to common stock on a basis of 1 share preferred for 1,000 shares common.

Series E Preferred Stock

The amount of security authorized is 1,866,667 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series E Preferred Stock.

Material Rights

Series E Preferred Stock has a liquidation preference of $1.00 per share and is convertible to common stock on a 1-for-1 basis.

What it means to be a minority holder

As a minority holder of Series E Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0 compared to $4,992,189 in fiscal year 2024. The increase in revenue is attributed to the company's transition from a pre-revenue stage to securing paid service contracts, specifically strategic cooperative agreements with commercial and government clients. In 2024, 77% of revenue came from a single commercial client, highlighting a concentrated revenue source. Additional client programs are anticipated in 2025.

Cost of Sales

Cost of Sales for fiscal year 2023 was $2,505,121 compared to $8,616,615 in fiscal year 2024. The increase reflects higher costs associated with service contracts and development expenses, including payroll for technical staff, operating lease expenses, and materials used in fulfilling customer contracts. The rise is aligned with the company's shift from an R&D phase to revenue-generating operations.

Gross Margins

Gross margins for fiscal year 2023 were negative (-$2,505,121) compared to $4,992,189 in fiscal year 2024. The transition to positive gross margins indicates that revenues are now outpacing direct costs, showing early signs of sustainable operations. As the company continues to optimize its cost structure, higher-margin contracts are expected to contribute to profitability.

Expenses

Total operating expenses for fiscal year 2023 were $2,505,121, compared to $5,050,827 in fiscal year 2024. The increase is primarily due to:

- Higher payroll costs ($3.58M in 2024 vs. $2.08M in 2023) as the company expanded its team.

- Increased general and administrative expenses ($732K vs. $141K) due to scaling operations.

- Advertising & marketing expenses increasing from $3,685 to $13,128 to support company growth.

- Amortization expenses ($503,665 in 2024 vs. $208,333 in 2023) related to intangible assets.

However, expenses remain aligned with the company's projected growth strategy.

Historical results and cash flows:

The Company is currently in the growth stage and is now revenue-generating. Historical cash flows will not be indicative of future revenue and cash flow trends because the company has transitioned from an R&D-focused entity to securing revenue-generating contracts. Past cash was primarily generated through equity investments and convertible loans. Moving forward, revenue from service contracts and potential product sales is expected to play a significant role. The company's goal is to expand revenue streams by securing more commercial and government contracts, reducing reliance on a single major client. While the company showed a net loss of $86,499 in 2024, this is an improvement from a loss of $2.53M in 2023, signaling progress toward financial sustainability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today, the Company has capital resources available in the form of $623,898 in cash on hand & a revolving line of credit with American Research Capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our company operations. These funds are required to support ongoing product development, expansion of commercial and government contracts, and operational growth. The additional capital will be used to strengthen our workforce, refine our SoC technology, and improve production scalability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not strictly necessary for the viability of the Company but are important for accelerated growth and expansion. Of the total funds that our Company has, 30% will be made up of funds raised from this Regulation Crowdfunding campaign, if it raises its maximum funding goal. These funds will allow us to execute our technology roadmap faster and expand market penetration into key industries.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 12 months. This is based on salaries for key personnel, research & development costs, & inventory & production for initial orders

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of 1.235M, we anticipate the Company will be able to operate for 24 months covering expenses related to product development & manufacturing, market expansion initiatives & hiring key personnel.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential equity investments from strategic partners, government grants for semiconductor technology advancement, future venture capital funding or institutional investments

Indebtedness

- Creditor: Loan Payable
  Amount Owed: $450,000.00
  Interest Rate: 2.0%
  On September 22, 2023, the Company entered into a loan agreement with Benedict Itri, shareholder, for $150,000. The note bears interest of 2% and is payable on demand. Additionally, on November 21, 2023, the Company entered into a second loan agreement with Mr. Itir for $200,000. The note bears an interest of 1% and is payable on demand. On December 5, 2023, the Company entered into a loan agreement with The William and Kathleen Colleran Revokable Trust, shareholder, for $50,000. The note bears interest of 1% per month, and is payable upon demand. On September 25, 2023 the Company entered into a loan agreement with Patrick Sullivan, shareholder, for $50,000. The note bears interest of 2% per month, and is payable upon demand

Related Party Transactions

- Name of Entity: American Research Capital, LLC
  Names of 20% owners: Lucien Riddle Fouke III; Robert Polson Kummer
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Line of Credit: On September 25 2023, the Company secured a revolving credit facility with American Research Capital, LLC (ARC), in which the Company can borrow up to $500,000. Advances bear an interest rate of 2% per month.
  Material Terms: American Research Capital, LLC (ARC), an investor and sole voting shareholder of the Company, was instrumental in restructuring the assets of IQ-Analog Corporation into NEXT. The two managing members of ARC also serve as the CEO/Chairman and CFO of NEXT, establishing a related party relationship.

Valuation

Pre-Money Valuation: $29,837,699.98

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  35.0%
  We will use 35% of the funds raised for continued product development, market and customer research, and testing of our next-generation SoC solutions for SatCOM, drone, and autonomous vehicle applications.

- Inventory
  10.0%
  We will use 10% of the funds raised to secure inventory for prototype components and SoC production, ensuring the necessary materials for fabrication and initial commercialization.

- Company Employment
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including roles in engineering, business development, and customer support. Wages will be commensurate with training, experience, and position.

- Working Capital
  12.5%
  We will use 12.5% of the funds for working capital to support business operations, product expansion, and general administrative expenses as we scale our revenue-generating activities.

- Marketing
  4.0%
  We will use 4% of the funds to market the crowdfunding campaign, increasing visibility among potential investors and ensuring a successful raise.

If we raise the over allotment amount of $1,234,995.44, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  40.0%
  We will use 40% of the funds raised for continued SoC product development, customer and market research, and rigorous testing for our SatCOM, drone, and autonomous vehicle solutions.

- Inventory
  15.0%
  We will use 15% of the funds to secure inventory for prototype components and SoC production, ensuring a stable supply chain for product development and early commercialization efforts.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel, including engineers, business development professionals, and technical support roles essential for scaling operations. Wages will be commensurate with experience and expertise.

- Working Capital
  12.0%
  We will use 12% of the funds for working capital to support day-to-day operations, product expansion, and administrative costs as we scale revenue-generating activities.

- Marketing
  4.0%
  We will use 4% of the funds to market the crowdfunding campaign, increasing visibility among potential investors and ensuring a successful raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.nextsemi.com/ (https://www.nextsemi.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/next-semiconductor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR NEXT Semiconductor Technologies, Inc.

[See attached]



NEXT Semiconductor Technologies, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: NEXT Semiconductor Technologies Inc. Management

We have reviewed the accompanying financial statements of NEXT Semiconductor Technologies, Inc (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 30, 2025

NEXT SEMICONDUCTOR TECHNOLOGIES, INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	2023
ASSETS		
Current Assets:		
Cash & cash equivalents	623,898	144,394
Other Current Assets	55,311	34,200
Total Current Assets	679,209	178,594
Fixed Assets - net	35,438	14,993
Intangible Asset - Net	7,117,889	7,291,667
ROU Asset	35,226	242,478
Total Non-Current Assets	7,188,553	7,549,138
TOTAL ASSETS	7,867,762	7,727,732
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	49,680	31,563
Other Current Liabilities	297,200	-
Lease Liability - ST	35,226	207,252
Accrued interest	139,607	30,342
Accrued interest - Related Party	-	-
Loan Payable	445,785	442,742
Notes Payable - Related Party	-	-
Payroll Payable	21,931	28,811
Total Current Liabilities	989,429	740,711
Lease Liability - LT	-	35,226
Line of Credit	24,191	287,258
Total Non-Current Liabilities	24,191	322,484
TOTAL LIABILITIES	1,013,619	1,063,195
EQUITY		
Preferred Stock - Series A	-	-
Preferred Stock - Series B	1	1
Preferred Stock - Series D	1	-
APIC	9,449,998	9,199,999
APIC - Stock Options	6,088	-
Accumulated Deficit	(2,601,945)	(2,535,463)
TOTAL EQUITY	6,854,143	6,664,536
TOTAL LIABILITIES AND EQUITY	7,867,762	7,727,732

See Accompanying Notes to these Unaudited Financial Statements

NEXT SEMICONDUCTOR TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Service Fee	4,992,189	-
Gross Profit	4,992,189	-
Operating Expenses		
Rental Equipment	8,573	-
Operating Lease Expense	207,252	68,400
Payroll Expense	3,582,978	2,083,032
Advertising & Marketing	13,128	3,685
General and Administrative	732,401	141,164
Amortization Expense	503,665	208,333
Depreciation Expense	2,830	507
Total Operating Expenses	**5,050,827**	**2,505,121**
Total Loss from Operations	**(58,638)**	**(2,505,121)**
Other Income / (Expense)		
Tax Expenses / (Credit)	121,354	-
Interest Expense	(149,215)	(30,342)
Total Other Income/(Expense)	**(27,861)**	**(30,342)**
Net Income (Loss)	**(86,499)**	**(2,535,463)**

See Accompanying Notes to these Unaudited Financial Statements

NEXT SEMICONDUCTOR TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock - Series A		Preferred Stock - Series B		Preferred Stock - Series C		Preferred Stock - Series D		APIC	APIC - Stock Options	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/23	-	-	2,375	-	-	-	-	-	-	-	-	-	-	-
Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Preferred Stock	-	-	-	-	7,500	1	-	-	2,350	-	-	-	-	1
Additional Paid In Capital	-	-	-	-	-	-	-	-	-	-	9,200,000	-	-	9,200,000
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(2,535,463)	(2,535,463)
Ending balance at 12/31/23	-	-	2,375	-	7,500	1	-	-	2,350	-	9,200,000	-	(2,535,463)	6,664,536
Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Preferred Stock	-	-	(175)	-	-	-	-	-	425	-	-	-	-	-
Additional Paid In Capital	-	-	-	-	-	-	-	-	-	-	250,000	6,088	-	256,088
Prior period adjustment	-	-	-	-	-	-	-	-	-	-	-	-	20,017	
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(86,499)	(86,499)
Ending balance at 12/31/24	-	-	2,200	-	7,500	1	-	-	2,775	1	9,450,000	6,088	(2,601,946)	6,854,143

See Accompanying Notes to these Unaudited Financial Statements

NEXT SEMICONDUCTOR TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(86,499)	(2,535,463)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,830	507
Amortization	503,665	208,333
Other Current Assets	(21,111)	(34,200)
ROU Asset	207,252	(242,478)
Accounts Payable	18,117	31,563
Other Current Liabilities	297,200	-
Lease Liability - ST	(172,026)	207,252
Accrued interest	109,264	30,342
Payroll Payable	(6,881)	28,811
Lease Liability - LT	(35,226)	35,226
Prior period adjustment	20,017	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	923,102	265,357
Net cash provided by operating activities	836,603	(2,270,106)
INVESTING ACTIVITIES		
Fixed Assets - net	(23,274)	(15,500)
Intangible Asset - Net	(329,888)	(7,500,000)
Net cash provided by investing activities	(353,162)	(7,515,500)
FINANCING ACTIVITIES		
Loan Payable	3,043	442,742
Line of credit	(263,067)	287,258
Preferred Stock - Series A	-	0
Preferred Stock - Series B	-	1
Preferred Stock - Series D	0	0
APIC	250,000	9,199,999
APIC - Stock Options	6,088	-
Net cash provided by financing activities	(3,937)	9,930,000
Net cash increase for period	479,504	144,394
Cash at beginning of period	144,394	0
Cash at end of period	623,898	144,394

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

NEXT Semiconductor Technologies, Inc. ("NEXT" or the "Company") was formed on 8/11/2020 as a Delaware corporation. The Company was inactive until revived on 7/12/2023 for the purpose of acquiring the assets and succeeding to the operations of IQ-Analog Corporation. The Company is in the business of designing and developing "application specific integrated circuits" ("ASICs") and "systems on a chip" ("SoCs") for the purpose of very high-speed analog and digital signal processing. These devices apply to systems such as radar, LiDAR, and very high bandwidth radio communication with particular focus on systems having size, weight, and power constraints such as drones and satellites. The Company employs a team of highly skilled and experienced electrical engineers. The Company works under contract with commercial and governmentally-sponsored clients primarily in the U.S. The Company is located in San Diego, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

In 2024, 77% of revenue was generated from a single commercial client, with whom the company maintains an excellent relationship. Plans are underway to expand this partnership further with additional programs in 2025. A second major client program is anticipated to launch in Q1 2025, with additional clients currently in the pipeline. The planned capital raise will enable the company to expand operations and meet growing demand in the emerging LEO satellite communications market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities. The Company acquired the assets of IQ-Analog Corporation which was dissolved in 2023.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:
Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $623,898 and $144,394 in cash & cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	5	23,257	0
Office Furniture and Equipment	7	10,000	10,000
Signage	15	5,500	5,500
Less Accumulated Depreciation		-3,319	-507
Totals		35,438	14,993

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for intellectual property. ASC 350 requires companies to capitalize qualifying intellectual property, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Intellectual property is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company has multiple streams of revenue.

The first revenue stream is a Strategic Cooperative Agreement with an automotive LiDAR customer to develop a custom Application Specific Integrated Circuit ("ASIC")in accordance with the ASIC Design and Production Plan and the NX-LR1 (Luca) ASIC System Architecture Specification The performance schedule spans approximately 18 months, with revenue recognized over time based on milestone achievements and payments received upon milestone completion.

The second revenue stream involves the NX-LR1 Program Acceleration, where the Company performs contractually specified work to meet strategic performance objectives. Revenue is recognized over time as milestones are completed, with payments tied to a specified schedule.

The third revenue stream is the A-SQuAD Program Phase I subcontract, where the Company delivers work for four defined milestones. Revenue is recognized at specific points in time upon milestone completion, with payments received at each milestone.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of IT services, materials and software, professional fees, travel, utilities and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2024 to be negligible.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

American Research Capital, LLC (ARC), an investor and sole voting shareholder of the Company, was instrumental in restructuring the assets of IQ-Analog Corporation into NEXT. The two managing members of ARC also serve as the CEO/Chairman and CFO of NEXT, establishing a related party relationship.

Please refer to note 5 to see the financial transaction between ARC and the Company

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Operating Lease</u>

The Company follows the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases, in accounting for its operating leases.

On September 1, 2023, the Company entered into a sublease agreement for approximately 6,000 square feet of single-story flex/showroom space located at 4115 Sorrento Valley Boulevard, San Diego, California. The sublease has a term of 18 months, commencing on September 1, 2023, and ending on February 28, 2025, with a base rent of $17,100 per month.
The Company recognizes lease expenses on a straight-line basis over the lease term which is a departure from GAAP but effect is nominal.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit: On September 25 2023, the Company secured a revolving credit facility with American Research Capital, LLC (ARC), in which the Company can borrow up to $500,000. Advances bear an interest rate of 2% per month.

Loan Payable:

On September 22, 2023, the Company entered into a loan agreement with Benedict Itri, shareholder, for $150,000. The note bears interest of 2% and is payable on demand. Additionally, on November 21, 2023, the Company entered into a second loan agreement with Mr. Itir for $200,000. The note bears an interest of 1% and is payable on demand.

On December 5, 2023, the Company entered into a loan agreement with The William and Kathleen Colleran Revokable Trust, shareholder, for $50,000. The note bears interest of 1% per month, and is payable upon demand.

On September 25, 2023 the Company entered into a loan agreement with Patrick Sullivan, shareholder, for $50,000. The note bears interest of 2% per month, and is payable upon demand.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan Payable	350,000	1%-2%	On Demand	450,000	-	450,000	134,908	450,000	-	450,000	16,219
Line of Credit	500,000	2%		-	280,000	280,000	4,699	-	19,975	19,975	14,123
Total				450,000	280,000	730,000	139,607	450,000	19,975	469,975	30,342

NOTE 6 – EQUITY

The Company has authorized 14,650,000 shares of common stock with a par value of $0.0001. There was no common stock issued and outstanding as of December 31, 2024 and 2023, respectively.

Voting: Common stockholders are entitled to one vote per share.
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 11,879,317 of Preferred stock with a par value of $0.0001, of which 2,375 are classified as "Series A Preferred Stock", 7,500 are classified as "Series B Preferred shares", 10,000,000 are classified as "Series C Preferred Stock", 2,775, are classified as "Series D Preferred Stock", and 1,886,667 are classified as "Series E Preferred Shares". As of December 31 2023, the Company had issued 2,375 of Series A Preferred stock, 7,500 of Series B Preferred stock, and 2,275 of Series D Preferred stock.

Voting: Preferred shareholders may vote based on the Common Stock equivalents their holdings represent.

Dividends: Holders of Preferred Stock have dividend preferences over Common Stockholders, when and if declared, though dividends are generally not cumulative.

Liquidation preference: Preferred shareholders are entitled to distributions before any payments to Common Stockholders in the event of liquidation, dissolution, or winding up of the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 30, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF NEXT SEMICONDUCTOR

Enabling the next revolution in Satellite Communications (SatCOM), Drones, Automotive, and AI-Autonomy through high-reliability Systems-on-Chips (SoCs).

NEXT Semiconductor is a fabless SoC innovator specializing in high-reliability edge-processing chips for SatCOM, drone, and LiDAR applications. With active revenue-generating projects, positive EBITDA, and proven prototypes, we believe we are uniquely positioned to lead emerging markets projected to exceed $40 billion by 2030.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


NEXT
SEMICONDUCTOR
A NEW DAWN IN DIGITAL DATA CONVERSION
NEXT Semiconductor is developing the next generation of software-defined radio systems leveraging proprietary system-on-chip (SoC) components with embedded proprietary Digital Data Conversion subsystems.

Get Equity
$2.98 Per Share

MIN INVEST	VALUATION
$497.66	$29.84M

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

Problem/Solution: Our custom SoC technology aims to revolutionize SatCOM, drone, and autonomous vehicle

- markets where size, weight, power consumption, and cost (SWaP+C) are critical constraints on high-performance solutions for next-gen applications.

- **Leadership/Experience:** Led by a team with decades of experience at industry giants such as Broadcom, Qualcomm, and MaxLinear, NEXT Semiconductor combines expertise with a track record of innovation and delivery.

- **Exciting/Expected Breakthroughs:** With 32 issued patents, revenue-generating projects, positive EBITDA in 2024, NEXT is poised for growth in the $40B SatCOM market alone.

HISTORICAL GROWTH & PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

TEAM



Lucien Riddle Fouke III • CEO and Chairman of the Board

Mr. Fouke brings over 30 years of experience in the financial sector focused primarily on funding small and mid-market companies in high growth sectors. Mr. Fouke began his career in commercial banking and then migrated to investment banking as an equity research analyst for two boutique investment banks. Over ten years ago, Mr. Fouke co-founded American Research Capital which provides debt financing to companies engaged in federal research programs.

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Robert Polson Kummer • Board Member, CFO & Principal Accounting Officer

Mr. Kummer has developed and led innovative businesses created to serve unmet opportunities in markets dominated by large, entrenched competitors. He received an MBA from The Wharton School and a BSE, magna cum laude, from Princeton University."

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Michael Steven Kappes • President

Entrepreneur and technology visionary with demonstrated leadership in business formation, program management, new business capture, strategy development, and engineering management of multi-disciplined engineering teams.

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THE PITCH

A Telecom Revolution

We believe we are at the dawn of the next telecom revolution. With launch costs now 10% of what they were 20 years ago (and projected to go to 1%), low earth orbit satellite constellations like Starlink may become the new standard for secure, high-speed global communication. Hundreds of private and public constellations are planned. The missing piece: low cost, space-qualified custom system-on-chip (SoC) solutions replacing bulky, power-hungry general purpose hardware. NEXT is among the first semiconductor companies focused specifically on this development challenge.

Satellites are just the beginning. Drones and autonomous vehicles also require high-performance signal acquisition and processing (RADAR, LiDAR) that demand SoC solutions. Our expertise in high-reliability, disruptively lower SWaP+C semiconductor-level solutions could position NEXT as the premier vendor in these emerging markets.

NEXT Semiconductor aims to be a leader in emerging markets projected to exceed $40 billion by 2030. We achieved EBITDA positivity in 2024 and anticipate growth in 2025 and beyond, based on current trends and client engagements. Once in production, NEXT Semiconductor SoCs are designed to enable high-margin (>80%) recurring revenue.

*These projections are based on current assumptions and market conditions and are not guarantees of future performance.











NEXT SEMICONDUCTOR

Revolutionizing Connectivity with Semiconductor Excellence

RF FRONT END
NRF-X: 1-12 GHz
NRF-K: 12-50 GHz
NRF-VW: 40-100 GHz
DIGITAL TRANSCEIVER
NX0, 10-bit, 50-Gsps
NX1, 12-bit, 12-Gsps
NX2, 16-bit, 1-Gsps
DIGITAL PROCESSOR
AMD Versal
Intel Stratix 10
Nvidia Jetson

CUSTOM SOC TECHNOLOGY

Cutting-edge, low-power processors.

32 PATENTS

A strong foundation of proprietary innovation.

DUAL MARKETS

Solutions for SatCom and LiDAR.





EXPERIENCED LEADERSHIP

Team from Broadcom & Qualcomm.

REVENUE GENERATING PROJECTS

Active contracts with defense and commercial sectors.

$40B MARKET POTENTIAL

Positioned for growth.

NEXT is a fabless edge-processing System-on-Chip (SoC) company specializing in high-reliability monolithic Analog Sensor + Digital Processor SoCs for SatCOM, drones, autonomous vehicles, RADAR, and LiDAR applications. Founded in 2023 and based in San Diego, the company is led by a team of former Broadcom, Qualcomm, and MaxLinear executives with deep expertise across systems, RF, analog, DSP, and software. With over 50 successful tapeouts across multiple product nodes and foundries, NEXT has a strong track record of delivering proven SoC products in both defense and commercial markets.

Operating profitably with customer-sponsored SoC programs, NEXT is EBITDA positive with a clear growth trajectory in a $40B+ SatCOM market. Its 32 patents reflect over a decade of R&D, culminating in advanced prototypes with validated performance. The company has secured strategic collaborations, collaborating with a confidential defense multinational prime to develop a space-qualified antenna processor for SatCOM and a leading commercial client for a custom LiDAR processor. NEXT has secured a Department of Defense project, competing successfully with defense contractors. Backed by an elite advisory board with experts from Lockheed Martin, Cobham, General Dynamics, and academia, NEXT is positioned as a leading innovator in both defense and commercial markets.

THE PROBLEM & OUR SOLUTION
Advanced Wireless Communication

As the demand for advanced wireless communication and autonomous systems grows, current solutions struggle to meet the requirements for performance, power efficiency, and scalability leaving gaps in enabling secure global connectivity, AI autonomy, and precision sensing.

We believe NEXT Semiconductor bridges these gaps with its custom System-on-Chip (SoC) technology, specifically tailored for high-reliability and industry leading power efficiency. Our edge-processing SoCs integrate analog sensors and digital processors, delivering unparalleled performance.



SoC

We provide sole-source SoC products that generate high-margin revenue through client-sponsored development programs that transition to high-volume product sales. We believe our innovative business model combines custom chip development with high-growth / high-profit long-term recurring sales, aiming towards profitability.

SatCOM, Drone, and LiDAR Markets

The Market:

The satellite communications (SatCOM), drone, and LiDAR markets are rapidly expanding, fueled by advancements in space internet and autonomous technologies. The SatCOM market alone is projected to grow from $8 billion to $40 billion in 2030, driven by an unprecedented decline in launch costs coupled with rising demand for secure global connectivity (source).



Similarly, drone and LiDAR systems are pivotal for automotive, industrial, and defense applications, with market growth accelerating due to increasing adoption of AI-powered perception systems. NEXT Semiconductor is uniquely positioned to capitalize on these opportunities with its proprietary SoC technology.

Our Traction:

NEXT Semiconductor has completed years of R&D, culminating in two advanced silicon prototypes that outperform existing market solutions. With 32 patents issued and active revenue-generating contracts, we are already collaborating with defense and commercial clients. These projects include a custom LiDAR processor and a space-qualified antenna processor for SatCOM. With revenue of nearly $5M in 2024, we expect revenue to exceed $8M in 2025, subject to successful execution of our roadmap.

Projections are based on internal estimates and are subject to risks and uncertainties.

WHY INVEST

Join NEXT Semiconductor

By investing in NEXT Semiconductor, you join a groundbreaking journey aiming to revolutionize SatCOM and LiDAR markets with innovative, cutting-edge SoC technology. Your investment is intended to support the development of next-generation antenna processors and potential expansion of our product offerings.

NEXT Semiconductor is currently EBITDA profitable. We are growing our business solely using engineering / design revenue from existing and planned commercial and defense clients. To accelerate our growth and maximize the value of our unique market opportunities, NEXT Semiconductor plans to raise an equity capital base of $10 million, enabling us to:

- Strengthen and amplify our elite team with supporting staff.
- Expand development of prototype systems demonstrating our SoC products for new markets and customers.
- Demonstrate financial strength and stability to current and prospective clients.

We believe NEXT Semiconductor builds the critical infrastructure for the next revolution in SatCOM, drone, autonomous, and AI-enabled technologies.

This is your opportunity to be part of our journey!



ABOUT

HEADQUARTERS
4115 Sorrento Valley Blvd
San Diego, CA 92121

WEBSITE
View Site ⬈

NEXT Semiconductor is a fabless SoC innovator specializing in high-reliability edge-processing chips for SatCOM, drone, and LiDAR applications. With active revenue-generating projects, positive EBITDA, and proven prototypes, we believe we are uniquely positioned to lead emerging markets projected to exceed $40 billion by 2030.

TERMS
NEXT Semiconductor

Overview

PRICE PER SHARE
$2.98

VALUATION
$29.84M

DEADLINE
May. 2, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$497.66

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,995.44

SHARES OFFERED
Series E Preferred Stock

MIN NUMBER OF SHARES OFFERED
41,610

MAX NUMBER OF SHARES OFFERED
414,428

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$7,867,762	$7,727,732
Cash & Cash Equivalents	$623,898	$144,394
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$576,326	$765,226

Revenue & Sales	$4,992,189	$0
Costs of Goods Sold	$8,616,615	$2,505,121
Taxes Paid	$0	$0
Net Income	-$3,652,287	-$2,535,463

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Perk

As an exclusive member of NEXT Semiconductor's community you are eligible for 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ | Exclusive webinar on the future of SoCs with the CEO - 2% bonus shares

Tier 2 Perk: Invest $5,000+ | Invitation to an annual tech roundtable discussion + 5% bonus shares

Tier 3 Perk: Invest $10,000+ | Private factory tour and product demo session + 8% bonus shares

Tier 4 Perk: Invest $20,000+ | Invitation to a product launch event + 10% bonus shares

Tier 5 Perk: Invest $50,000+ | Name a prototype series + annual VIP updates from the engineering team + 15% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

NEXT Semiconductor, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed E Preferred Stock at $3.16 / share, you will receive 110 shares of Series Seed E Preferred Stock, meaning you'll own 110 shares for $316. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

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Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

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Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]





Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "NEXT SEMICONDUCTOR TECHNOLOGIES, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWENTY-FOURTH DAY OF DECEMBER, A.D. 2024.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL REPORTS HAVE BEEN FILED TO DATE.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "NEXT SEMICONDUCTOR TECHNOLOGIES, INC." WAS INCORPORATED ON THE ELEVENTH DAY OF AUGUST, A.D. 2020.

AND I DO HEREBY FURTHER CERTIFY THAT THE FRANCHISE TAXES HAVE BEEN PAID TO DATE.

Jeffrey W. Bullock, Secretary of State

3421374 8300

SR# 20244597240

Authentication: 205221737

Date: 12-24-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:35 PM 12/19/2024
FILED 07:35 PM 12/19/2024
SR 20244560918 - File Number 3421374

STATE *of* DELAWARE
SECOND AMENDED AND RESTATED CERTIFICATE *of* INCORPORATION OF NEXT SEMICONDUCTOR TECHNOLOGIES, INC. A STOCK CORPORATION

NEXT Semiconductor Technologies, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Next Semiconductor Technologies, Inc. and that this corporation was originally incorporated pursuant to the DGCL on August 11, 2020, under the name Next Semiconductor Technologies, Inc. by the filing of this corporation's original Certificate of Incorporation.

2. That the Board of Directors of the Corporation (the "***Board of Directors***") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement of the Certificate of Incorporation is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is NEXT SEMICONDUCTOR TECHNOLOGIES, INC.

SECOND: The address of its registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation is authorized to issue six classes of capital stock to be designated, respectively, "***Common Stock***," "***Series A Preferred Stock***," "***Series B Preferred Stock***", "***Series C Preferred Stock***", "***Series D Preferred Stock" and "Series E Preferred Stock***." The total number of shares of capital stock authorized to be issued is 26,529,317 shares, each having a par value of $0.0001 per share. There shall be 14,650,000 authorized shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), 2,375 authorized shares of Series A Preferred Stock, par value $0.0001 per share ("***Series A Preferred Stock***"), 7,500 authorized shares of Series B Preferred Stock, par value $0.0001 per share ("***Series B Preferred Stock***"), 10,000,000 authorized shares of Series C Preferred Stock, par value $0.0001 per share ("***Series C Preferred Stock***"), 2,775 authorized shares of Series D Preferred Stock, par value $0.0001 per share ("***Series D Preferred Stock***"), and 1,866,667 authorized shares of Series E Preferred Stock, par value $0.0001 per share. The Board of Directors of the Corporation (the "***Board of Directors***") is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed

upon additional series of Preferred Stock, the number of shares constituting any such series and the designation thereof.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   **Voting**. Subject to Section B.5 of this Article Fourth, the holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except to the extent required by applicable law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

1.   **Dividend Rights**. No holders of Preferred Stock shall be entitled to receive dividends of any kind.

2.   **Liquidation Preferences**.

(a)   *Preferential Payments to Holders of Series E Preferred Stock*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series E Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series E Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, as applicable, before any payment shall be made to the holders of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock, or Common Stock, by reason of their ownership thereof, an amount per share equal to the greater of (i) $1.50 per share of Series E Preferred Stock, or (ii) such amount per share as would have been payable had all shares of Series E Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the "**Series E Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series E Preferred Stock the full amount to which they shall be entitled under this Section 2(a) of this Article Fourth, the holders of shares of Series E Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) *Preferential Payments to Holders of Series D Preferred Stock*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series D Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series D Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, and Common Stock, by reason of their ownership thereof, an amount per share equal to the greater of (i) $1,000 per share of Series D Preferred Stock, or (ii) such amount per share as would have been payable had all shares of the applicable series of Series D Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the "**Series D Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series D Preferred Stock the full amount to which they shall be entitled under this Section 2(b) of this Article Fourth, the holders of shares of Series D Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(c) *Preferential Payments to Holders of Series C Preferred Stock*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, and Common Stock, by reason of their ownership thereof, an amount per share equal to the greater of (i) $2.50 per share of Series C Preferred Stock, or (ii) such amount per share as would have been payable had all shares of the applicable series of Series C Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the "**Series C Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they shall be entitled under this Section 2(c) of this Article Fourth, the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(d) *Preferential Payments to Holders of Series B Preferred Stock*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Series A Preferred Stock and Common Stock, by reason of their ownership thereof, an amount per share equal to $1,000 per share of Series B Preferred Stock (the "**Series B Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Section 2(d) of this Article Fourth, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(e) *Preferential Payments to Holders of Series A Preferred Stock*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1,000 per share of Series A Preferred Stock (the "**Series A Liquidation Amount**," and sometimes together with the Series B Liquidation Amount, the Series C Liquidation Amount, the Series D Liquidation Amount and the Series E Liquidation Amount, the "**Preferred Liquidation Amounts**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 2(e) of this Article Fourth, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(f) *Payments to Holders of Common Stock*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Sections2(a)-(e), as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(g) *Deemed Liquidation Event*

(i) Unless waived in any specific instance by the holders of a majority of the outstanding shares of Preferred Stock entitled to vote ("*Voting Preferred*"), a "*Deemed Liquidation Event*" means any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be deemed to include (A) the acquisition of the Corporation by means of any transaction or series of related transactions (including, without limitation, any stock purchase transaction, merger, consolidation or other form of reorganization) in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary, but excluding (i) any transaction effected for the purpose of changing the Corporation's jurisdiction of incorporation and (ii) the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions or in a sale of the Corporation's in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "*Securities Act*"), *unless* securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the surviving or acquiring entity or its direct or indirect parent entity are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the Corporation's stockholders of record as constituted immediately prior to such transaction or series of related transactions and (B) a sale of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions. Nothing contained herein shall grant any rights to the holders of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock, to vote on any transaction, whether or not the same constitutes a Deemed Liquidation Event.

(ii)   For purposes of determining whether holders of shares of Preferred Stock have received the Preference Amount under Sections 1(a)–(e) of this Article Fourth, the value of all Contingent Distributions will be excluded until such time as such Contingent Distributions are actually made or the related escrow restrictions lapse, as applicable, "*Contingent Distributions*" shall mean any distributions in respect of a Deemed Liquidation Event that are not paid and delivered to the holders of Preferred Stock at or around the closing date of the Deemed Liquidation Event (as a result of earn-out, escrow or similar provisions).

(iii)   If the consideration distributed to stockholders in connection with any Deemed Liquidation Event is other than cash or securities, its value will be its fair market value as determined by the Board of Directors. The foregoing method for valuing non-cash consideration to be distributed in connection with any Deemed Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Deemed Liquidation Event by the stockholders under DGCL and this Second Amended and Restated Certificate, be superseded by the determination of value of such non-cash consideration set forth in the definitive agreements governing such Deemed Liquidation Event.

3.   **Conversion**.

(a)   *Voluntary Conversion*. The Series A Preferred Stock and the Series B Preferred Stock shall not have any conversion rights. The holder of each share of Series C Preferred Stock shall have the right, at any time, to convert such share of Series C Preferred Stock into one (1) share of Common Stock (the "*Series C Conversion Ratio*"), and the holder of each share of Series D Preferred Stock shall have the right, at any time, to convert such share of Series D Preferred Stock into one thousand (1,000) shares of Common Stock (the "*Series D Conversion Ratio*"), in each case, subject to the adjustments set forth in Section B.3(d) of this Article Fourth ("*Conversion Right*"). In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Right shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series C Preferred Stock or Series D Preferred Stock, as applicable; provided that the foregoing termination of Conversion Right shall not affect the amount(s) otherwise paid or payable to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

If a holder of Series C Preferred Stock or Series D Convertible Preferred Stock (collectively, "**Voluntary Convertible Preferred Stock**"), decides to voluntarily convert shares of Voluntary Convertible Preferred Stock into shares of Common Stock, such holder shall: (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Voluntary Convertible Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Voluntary Convertible Preferred Stock and, if applicable, any event on which such conversion is contingent; (b) specify the effective date of the conversion; and (c) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Voluntary Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Voluntary Convertible Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time: (x) issue and deliver to such holder of Voluntary Convertible Preferred Stock, or to his, her or its nominees, a certificate or certificates, if such shares are certificated, for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate, if such shares are certificated, for the number (if any) of the shares of Voluntary Convertible Preferred Stock represented by the surrendered certificate that were not converted into Common Stock; and (y) pay in cash such amount in lieu of any fraction of a share of Common Stock, if any, otherwise issuable upon such conversion.

(b) ***Automatic Conversion.*** Notwithstanding anything to the contrary set forth herein, upon the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, then (i) each outstanding share of Series C Preferred Stock shall automatically convert into shares of Common Stock, at the then effective Series C Ratio Conversion Ratio, (ii) each outstanding share of Series D Preferred Stock shall automatically convert into shares of Common Stock, at the then effective Series D Ratio Conversion Ratio, (iii) each outstanding share of Series E Preferred Stock shall automatically convert into one (1) share of Common Stock (the "**Series E Conversion Ratio**," and sometimes together with the Series D Conversion Ratio and the Series C Conversion Ratio, the "**Conversion Ratios**"), and (iv) such shares may not be reissued by the Corporation, all of which Conversion Ratios are subject to adjustment pursuant to Section B.3(d) of this Article Fourth.

(c) ***Reservation of Shares.*** The Corporation shall at all times when any shares of Voluntary Convertible Preferred Stock or Series C Preferred Stock (collectively, **Convertible Preferred Stock**") shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Convertible Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Convertible Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation.

(d) ***Adjustments to the Conversion Price of the Convertible Preferred Stock.***

(i) **Adjustment for Stock Splits and Combinations.** If the Corporation shall at any time or from time to time after the date of this Second Amended Certificate of Incorporation (the "**Original Issue Date**") effect a subdivision of the outstanding Common Stock, the applicable Conversion Ratio for the Convertible Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Ratio in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of the applicable Convertible Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection (d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii) **Adjustment for Merger or Reorganization, etc.** If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Convertible Preferred Stock) is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Convertible Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section B.3(d) with respect to the rights and interests thereafter of the holders of the Convertible Preferred Stock, to the end that the provisions set forth in this Section B.3(d). (including provisions with respect to changes in and other adjustments of the applicable Conversion Ratio) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Convertible Preferred Stock.

4. **Redemption Rights**. The holders of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, shall not have any redemption rights. The holders of Series B Preferred Stock shall have the right at any time to elect to have the Corporation redeem all or any share of Series B Preferred Stock held by such holder, for a purchase price equal to the Series B Liquidation Amount for each share.

5. **Voting Rights**. Until such time as there are no longer shares of Series B Preferred Stock outstanding, the holders of Series B Preferred Stock shall possess the sole right to vote for the election of directors and on any matter requiring a vote of the stockholders of the Corporation. Each share of Series B Preferred Stock shall be entitled to one vote, and shall be entitled to notice of any stockholders' meeting in accordance with this Second Amended and Restated Certificate and the Bylaws of the Corporation at which any such matter will be voted upon. At such time as there are no longer shares of Series B Preferred Stock outstanding, the holders of Common Stock shall possess the right to vote for the election of directors and on any matter requiring a vote of the stockholders of the Corporation, and each share of Common Stock shall be entitled to one vote. The holders of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock shall have no voting rights.

FIFTH: The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors.

SIXTH: The number of directors of this Corporation shall be set from time to time by resolution of the Board of Directors.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Subject to any additional vote required by this Second Amended and Restated Certificate or the Corporation's Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

TENTH:

A. *Limitation of Director's Liability*. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty or loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after approval by the stockholders of this Article to authorize Corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

B. *Indemnification of Directors and Officers*. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of, and advancement of expenses to, directors, officers, employees and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

C. *Amendment, Repeal or Modification*. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Any notice required to be given to the stockholders of the Company, (i) shall be in writing and shall be delivered personally by hand or by courier, mailed by United States first-class mail, postage prepaid, sent by facsimile or sent by electronic mail directed to each holder of record at such holder's address, facsimile number or electronic mail address appearing on the Corporation's books and such notice shall be effective or deemed given on the date of delivery, mailing, confirmed facsimile transfer or confirmed electronic mail delivery and (ii) subject to compliance with the DGCL may be waived entirely, either prospectively or retroactively and either generally or in a particular instance, by the holders of a majority of the outstanding shares of voting stock of the Corporation.

I, THE UNDERSIGNED, for the purpose of amending and restating the Certificate of Incorporation under the laws of the State of Delaware, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 18th day of December, 2024.

NEXT SEMICONDUCTOR TECHNOLOGIES, INC.

By: _____
Lucien R. Fouke, III, President